JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

March 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed October 28, 2013
Form 10-Q for the Quarterly Period Ended November 30, 2013
Filed January 9, 2014
File No. 001-14063

Dear Mr. Gilmore:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to the comments set forth in your letter dated March 5, 2014 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form 10-K for the Fiscal Year Ended August 31, 2013

Business

Customers and Marketing, page 7

1.	We note your disclosure that Apple represented 19% of your net revenue for fiscal year 2013. We also note your risk factor disclosure on page 11 that a reduction in sales to any one of your customers could have a material adverse effect on your results of operation. Because you appear to be substantially dependent on your relationship with Apple, please tell us if you considered including in your Form 10-K a description of your contractual arrangements with Apple and filing your agreements with Apple as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Securities and Exchange Commission

March 24, 2014

Response to Comment 1

Consistent with the applicable rules under Regulation S-K and Jabil’s response to the Staff’s similar comment contained in the Staff’s letter dated February 29, 2008, Jabil considered including as exhibits to its annual report on Form 10-K for the fiscal year ended August 31, 2013 (the “2013 10-K”), one or more of the various agreements that it maintains with Apple, Inc. (“Apple”). However, Jabil does not have any single agreement with this customer on which it is substantially dependent.

Item 601(b)(10) of Regulation S-K in effect requires that certain contracts not entered into in the ordinary course of business or contracts on which the registrant is substantially dependent be filed as material contracts. In the ordinary course of its business, Jabil enters into various contracts for the manufacture of products of the type that Jabil has entered into with Apple. Such contracts would only be filed if they were contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” Jabil maintains a framework agreement with Apple. Such framework agreement contains general legal terms, such as when payments will be due (e.g. a specified number of days after invoice), and the parent’s liability for warranty terms. The framework agreement does not contemplate any specific product, pricing, volume, delivery requirements, quality standard, or other important items. Subsequent, individual product or project specific agreements, statements of work or other documentation, such as purchase orders, are typically entered into from time to time as individual projects or products are separately awarded and specific agreements are negotiated. Those product or project specific agreements determine the critical terms of the specific transactions with the customer (such as pricing, volume and delivery requirements), and generally control in the event of any inconsistencies with the framework agreement. As a result, the individual product or project specific agreements (which Jabil believes are the relevant agreements for determining whether an agreement is a potential candidate for SEC filing) are the agreements that are directly responsible for Jabil’s revenues. None of these product specific agreements individually accounted for 10% or more of Jabil’s revenues for the 2013 fiscal year. While Jabil acknowledges that its relationship with Apple is important, it does not have a single contract with this customer on which it is substantially dependent. Nonetheless, mindful of the Staff’s Comment 1, in connection with future SEC filings, Jabil will consider whether there are any contracts it is substantially dependent upon, and will file any such contract as appropriate.

Securities and Exchange Commission

March 24, 2014

Comment 2

Backlog, page 8

2.	We note your disclosure of backlog. Please tell us what consideration was given to disclosing the amount of backlog that is not reasonably expected to be filled within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Response to Comment 2

In preparing Item 1. – “Business” in Jabil’s Form 10-K for the fiscal year ended August 31, 2013, Jabil considered the requirements of Item 101(c)(1)(viii) of Regulation S-K. As it does with each of its filings, Jabil evaluated the amount of backlog that is not reasonably expected to be filled within the current fiscal year. Both as of the date of filing its Form 10-K and the date of this letter, all of Jabil’s order backlog at August 31, 2013 of $3.9 billion is expected to be filled within the 2014 fiscal year. As outlined in Item 1A. – “Risk Factors,” (including the Risk Factor titled “Most of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production and capital expenditures, and to maximize the efficiency of our manufacturing capacity” (which is referenced in the portion of Item 1. – “Business” covering backlog), Jabil does not obtain firm, long-term commitments from its customers and most of our customers do not commit to firm production schedules for more than one quarter. Thus, Jabil did not disclose the amount of backlog that is not reasonably expected to be filled within the current fiscal year because there was no such backlog. Nonetheless, Jabil acknowledges the Staff’s concern regarding this subject matter and will continue to assess this issue in connection with future SEC filings and elaborate on the results of its evaluation of backlog, including adding the following disclosure in periods where Jabil believes the amount of backlog is expected to be filled within the current fiscal year:

Our order backlog is expected to be filled within the current fiscal year.

Comment 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-U.S. GAAP Core Financial Measures, page 42

3.	Please explain the nature and amount of the significant tax benefit included in the “acquisition costs and purchase accounting adjustments” line item. Please also confirm that in future filings you will provide sufficient detail regarding the amounts included in each line item when that line item includes more than one adjustment.

Securities and Exchange Commission

March 24, 2014

Response to Comment 3

As outlined in Note 4 – “Income Taxes” and Note 16 – “Business Acquisitions” to the Consolidated Financial Statements in Jabil’s Form 10-K for the fiscal year ended August 31, 2013, the Company completed its acquisition of Nypro Inc. (“Nypro”) on July 1, 2013. In accordance with ASC 740-30-25-3, an $80.0 million U.S. deferred tax liability was recorded as part of the Nypro acquisition as the Company intends to repatriate the Nypro pre-acquisition undistributed foreign earnings of approximately $240.0 million to the U.S. The significant tax benefit in ‘acquisition costs and purchase accounting adjustments, net of tax’ line item includes $80.0 million for the partial release of Jabil’s U.S. valuation allowance due to the recording of U.S. deferred tax liabilities from the Nypro acquisition, which represent future sources of taxable income to support the realization of the deferred tax assets. In connection with future SEC filings, the Company will provide sufficient detail regarding the amounts included in each line item when the line item includes more than one adjustment.

Comment 4

Form 10-Q for the Quarterly Period Ended November 30, 2013

Notes to Condensed Consolidated Financial Statements

Note 4. Stock-Based Compensation Expense, page 9

4.	We note that you recorded a $39 million reversal of stock-based compensation expense due to decreased expectations for the vesting of certain restricted stock awards. Please explain the events that occurred in the quarter ended November 30, 2013 such that you no longer believe that vesting is probable. As part of your response, explain how you concluded that vesting was probable as of August 31, 2013.

Response to Comment 4

Jabil notes that during the first quarter of its fiscal year 2014, it recorded a $39.0 million reversal in stock-based compensation expense as a result of decreased expectations that the vesting conditions of certain performance-based restricted stock awards would be met. This reversal was the direct result of the Company altering its vesting expectations following a sudden, unanticipated material decrease in demand with one of its customers within its DMS Segment. This decrease in demand and resulting decrease in orders, occurred towards the end of Jabil’s first fiscal quarter of 2014. In response to this decrease, the Company has reallocated assets and resources to other revenue streams and maintained a relatively large portion of its fixed cost structure in place in order for it to be available to support the long-term business objectives of the Company. Consequently, the Company’s anticipated financial results for fiscal year 2014 have declined from that previously expected and in turn, a determination was made that certain performance-based awards were no longer probable of vesting as of November 30, 2013. Because this reduction in orders and resulting impact on the business was not known as of August 31, 2013, our estimates indicated at that time that the performance targets were probable of being achieved.

Securities and Exchange Commission

March 24, 2014

Comment 5

Note 8. Accumulated Other Comprehensive Income, page 14

5.	We note your disclosure here and on page 5. Please tell us how you considered disclosing the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments. Please refer to ASC 220-10-45-12.

Response to Comment 5

In preparing the Condensed Consolidated Statement of Comprehensive Income and Note 8. – “Accumulated Other Comprehensive Income” to the Condensed Consolidated Financial Statements in the Form 10-Q for the three month period ended November 30, 2013, Jabil considered the requirements of ASC 220-10-45-12. The income tax benefit attributable to the derivative instruments component of comprehensive income, including reclassification adjustments, was $0.1 million. There was no income tax expense or benefit attributable to the foreign currency translation adjustment component of other comprehensive income. Thus, the income tax benefit allocated to comprehensive income, including reclassification adjustments, is not material to Jabil’s financial statements and the Company did not disclose the amounts. Nonetheless, mindful of the Staff’s Comment 5, in connection with future SEC filings, Jabil will disclose the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments, if determined to be material to the financial statements.

*      *      *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 24, 2014

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s March 5, 2014 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted, JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander Chief Financial Officer

cc:	Mark T. Mondello, Chief Executive Officer, Jabil Circuit, Inc.
Robert L. Paver, General Counsel, Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
James R. Estes, Partner, Ernst & Young LLP